Exhibit 3.1

AMENDMENT TO

BYLAWS

OF TREASURE GLOBAL INC.

The Bylaws (the “Bylaws”) of TREASURE GLOBAL INC., a Delaware corporation (the “Company”), are hereby amended as follows, effective as of August 18, 2025.

1. Section 2.6 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 2.6. Quorum. The holders of 33-1/3 percent of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the holders of 33-1/3 percent of the votes entitled to be cast by the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.”

2. Except as specifically amended herein, the Bylaws shall remain unchanged and in full force and effect.

The undersigned hereby certifies that he is a duly authorized officer of Treasure Global Inc., a Delaware corporation, and that the foregoing Amendment to the Bylaws constitutes the entire amendment to the Bylaws as duly adopted by the Board of Directors on August 18, 2025.

Executed on August 18, 2025

/s/ Carlson Thow
Carlson Thow
Chief Executive Officer